Banc of America Securities LLC        Friedman, Billings, Ramsey & Co., Inc.        Goldman, Sachs & Co.

June 26, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
Aventine Renewable Energy Holdings, Inc.
Form S-1
Registration No. 333-132860

Ladies and Gentlemen:

        In connection with the above-captioned Registration Statement, we wish to advise that between June 13, 2006 and the date hereof, 19,141 copies of the Preliminary Prospectus dated June 13, 2006 were distributed as follows: 708 to prospective underwriters, 10,897 to institutional investors, 470 to prospective dealers, 6,999 to individuals, 0 to rating agencies, and 67 to others.

        We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

        We, Banc of America Securities LLC, Friedman, Billings, Ramsey & Co., Inc. and Goldman, Sachs & Co., on behalf of and as representatives of the underwriters named on the signature page hereto, hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 1:00 p.m. Eastern Standard Time on June 28, 2006 or as soon thereafter as practicable.

[signature pages follow]

Very truly yours,
BANC OF AMERICA SECURITIES LLC FRIEDMAN, BILLINGS, RAMSEY & CO., INC. GOLDMAN, SACHS & CO. BMO CAPITAL MARKETS CORP. J.P. MORGAN SECURITIES INC. UBS SECURITIES LLC
Banc of America Securities LLC
By:	/s/ Thomas M. Morrison

Friedman, Billings, Ramsey & Co., Inc.
By:	/s/ James R. Kleeblat

/s/ Goldman, Sachs & Co. (Goldman, Sachs & Co.)]